# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LandBridge Company LLC, CIK 0001995807
CUSIP: 514952100
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 5555 San Felipe Street, Suite 1200, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 11/18/2025
Filed by CIK 0002029175
Persons authorized to receive notices and communications: Frank Bayouth, 825 Town & Country Lane, Houston, Texas (TX), 77024, (713) 351-0702; David P. Oelman, 845 Texas Avenue, Suite 4700, Houston, Texas (TX), 77002, (713) 758-2222; Michael S. Telle, 845 Texas Avenue, Suite 4700, Houston, Texas (TX), 77002, (713) 758-2222

## Reporting persons
- LandBridge Holdings LLC (CIK 0002029175): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 48,593,505; shared voting power 0; sole dispositive power 48,593,505; shared dispositive power 0; aggregate amount beneficially owned 48,593,505 (63.6% of the class)
  Comment: (1) Consists of Class B shares representing limited liability company interests in LandBridge Company LLC (the "Issuer" and such shares, "Class B shares") and an equivalent number of units representing membership interests in DBR Land Holdings LLC ("OpCo" and such units, "OpCo Units"), which together are exchangeable for Class A shares representing limited liability company interests in the Issuer ("Class A shares") on a one-for-one basis pursuant to the Amended and Restated Limited Liability Company Agreement of OpCo, as amended (the "OpCo LLC Agreement").
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 25,338,199 Class A shares outstanding as of November 12, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the "SEC") on November 12, 2025, (ii) 2,500,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a). On a fully diluted basis, assuming the redemption of all 49,250,916 OpCo Units into Class A shares, the Reporting Person's beneficial ownership percentage is 63.0%.
- Five Point Energy Fund II AIV-VII LP (CIK 0002028478): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 48,593,505; sole dispositive power 0; shared dispositive power 48,593,505; aggregate amount beneficially owned 48,593,505 (63.6% of the class)
  Comment: (1) Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 25,338,199 Class A shares outstanding as of November 12, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2025, (ii) 2,500,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a). On a fully diluted basis, assuming the redemption of all 49,250,916 OpCo Units into Class A shares, the Reporting Person's beneficial ownership percentage is 63.0%.
- Five Point Energy Fund III AIV-VIII LP (CIK 0002028439): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 48,593,505; sole dispositive power 0; shared dispositive power 48,593,505; aggregate amount beneficially owned 48,593,505 (63.6% of the class)
  Comment: (1) Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 25,338,199 Class A shares outstanding as of November 12, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2025, (ii) 2,500,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a). On a fully diluted basis, assuming the redemption of all 49,250,916 OpCo Units into Class A shares, the Reporting Person's beneficial ownership percentage is 63.0%.
- Five Point Energy Fund GP II LP (CIK 0002028446): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 48,593,505; sole dispositive power 0; shared dispositive power 48,593,505; aggregate amount beneficially owned 48,593,505 (63.6% of the class)
  Comment: (1) Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 25,338,199 Class A shares outstanding as of November 12, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2025, (ii) 2,500,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a). On a fully diluted basis, assuming the redemption of all 49,250,916 OpCo Units into Class A shares, the Reporting Person's beneficial ownership percentage is 63.0%.
- Five Point Energy GP III LP (CIK 0002028366): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 48,593,505; sole dispositive power 0; shared dispositive power 48,593,505; aggregate amount beneficially owned 48,593,505 (63.6% of the class)
  Comment: (1) Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 25,338,199 Class A shares outstanding as of November 12, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2025, (ii) 2,500,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a). On a fully diluted basis, assuming the redemption of all 49,250,916 OpCo Units into Class A shares, the Reporting Person's beneficial ownership percentage is 63.0%.
- Five Point Energy GP II LLC (CIK 0002028396): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 48,593,505; sole dispositive power 0; shared dispositive power 48,593,505; aggregate amount beneficially owned 48,593,505 (63.6% of the class)
  Comment: (1) Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 25,338,199 Class A shares outstanding as of November 12, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2025, (ii) 2,500,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a). On a fully diluted basis, assuming the redemption of all 49,250,916 OpCo Units into Class A shares, the Reporting Person's beneficial ownership percentage is 63.0%.
- Five Point Energy GP III LLC (CIK 0002028367): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 48,593,505; sole dispositive power 0; shared dispositive power 48,593,505; aggregate amount beneficially owned 48,593,505 (63.6% of the class)
  Comment: (1) Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 25,338,199 Class A shares outstanding as of November 12, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2025, (ii) 2,500,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a). On a fully diluted basis, assuming the redemption of all 49,250,916 OpCo Units into Class A shares, the Reporting Person's beneficial ownership percentage is 63.0%.
- David N. Capobianco (CIK 0001298438): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 48,593,505; shared voting power 0; sole dispositive power 48,593,505; shared dispositive power 0; aggregate amount beneficially owned 48,593,505 (63.6% of the class)
  Comment: (1) Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 25,338,199 Class A shares outstanding as of November 12, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2025, (ii) 2,500,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a). On a fully diluted basis, assuming the redemption of all 49,250,916 OpCo Units into Class A shares, the Reporting Person's beneficial ownership percentage is 63.0%.

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: LandBridge Company LLC
Address of issuer's principal executive offices: 5555 San Felipe Street, Suite 1200, Houston, Texas (TX), 77056
Comment:
This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and restates (where indicated) the Schedule 13D originally filed with the SEC on July 3, 2024, as amended on December 23, 2024 and May 23, 2025 (as so amended, the "Schedule 13D"), by the Reporting Persons and relates to the Class A shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 3 is being filed by the Reporting Persons:
(a) in connection with an underwritten public offering on November 18, 2025, to report the sale of 2,500,000 Class A shares by LandBridge Holdings LLC ("LandBridge Holdings"), at a price per share of $70.00 and the corresponding redemption of 2,500,000 OpCo Units (together with the cancellation of 2,500,000 Class B shares) (the "2025 Sale"). The underwriter in the 2025 Sale (the "Underwriter") may offer the Class A shares from time to time in one or more transactions on the NYSE, the NYSE Texas, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices; and

(b) to reflect the cancellation of 28,004 OpCo Units and 119,987 OpCo Units (each, together with the cancellation of a corresponding number of Class B shares) held by LandBridge Holdings on June 9, 2025 and September 8, 2025, respectively, in lieu of the payment of a tax distribution by OpCo to the Issuer in excess of the Issuer's current income tax obligation for the three months ended June 30, 2025 and September 30, 2025, respectively.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in amended Item 6 below is incorporated by reference herein.

The Offering
On November 17, 2025, the Issuer, LandBridge Holdings and Underwriter entered into an underwriting agreement (the "Underwriting Agreement"), pursuant to which LandBridge Holdings agreed to sell to the Underwriter, and the Underwriter agreed to purchase from the LandBridge Holdings, subject to and upon the terms and conditions set forth therein, 2,500,000 Class A shares (the "Offering"), at a price to the Underwriter of $70.00 per share. The Underwriter may offer the Class A shares from time to time in one or more transactions on the NYSE, the NYSE Texas, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. The Issuer has an effective shelf registration statement (including a prospectus) on Form S-3 on file with the SEC and has filed a prospectus supplement with the SEC for the Offering. The Offering was consummated on November 18, 2025.

The Underwriting Agreement contains customary representations, warranties and agreements of the Issuer and the LandBridge Holdings and other customary obligations of the parties and termination provisions. For additional information regarding the Underwriting Agreement, see Item 6 below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth on the cover pages is incorporated by reference into this Item 5.

LandBridge Holdings holds 48,593,505 Class B shares and the same number of OpCo Units. The terms of the OpCo LLC Agreement provide each holder of an OpCo Unit, subject to certain limitations, the right (the "Redemption Right") to cause OpCo to acquire all or a portion of its OpCo Units (along with the cancellation of a corresponding number of the Issuer's Class B shares) for, at OpCo's election, (i) Class A shares at a redemption ratio of one Class A share for each OpCo Unit redeemed, subject to conversion rate adjustments for equity splits, dividends and reclassifications and other similar transactions ("applicable conversion rate adjustments"), or (ii) cash in an amount equal to the Cash Election Amount (as defined in the OpCo LLC Agreement) of such Class A shares. As a result, for the purpose of Rule 13d-3 under the Act, LandBridge Holdings, DNC, the Fund II Entities and the Fund III Entities may be deemed to be the beneficial owners of an aggregate of 48,593,505 Class A shares. The aggregate number of Class A shares beneficially owned by each of LandBridge Holdings, DNC, the Fund II Entities and the Fund III Entities represents approximately 63.6% of the outstanding Class A shares, based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Persons (assuming that all OpCo Units owned by the Reporting Persons were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 25,338,199 Class A shares outstanding as of November 12, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2025, (ii) 2,500,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a). As of the date hereof and on a fully diluted basis, LandBridge Holdings owned (x) 98.7% of all outstanding Class B shares and (y) 63.0% of the outstanding OpCo Units, and the Issuer owned 36.1% of the OpCo Units.

Each of Fund II and Fund III (who collectively own 97.4% of the capital interests of LandBridge Holdings), GP II LP (as sole general partner of Fund II), GP III LP (as sole general partner of Fund III), GP II LLC (as sole general partner of GP II LP), GP III LLC (as sole general partner of GP III LP) and DNC (as the sole member of each of GP II LLC and GP III LLC) may be deemed to be the beneficial owner of the securities beneficially owned by LandBridge Holdings.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.
Transactions in the class effected during the past sixty days:
The information set forth in Item 6 of this Amendment No. 3 is hereby incorporated by reference into this Item 5(c).

In connection with the 2025 Sale, LandBridge Holdings (i) received 2,500,000 Class A shares in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares) and (ii) sold 2,500,000 Class A shares at a price per share of $70.00, in an underwritten public offering. This amount represents the price to the Underwriter. The Underwriter may offer the Class A shares from time to time in one or more transactions on the NYSE, the NYSE Texas, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

Pursuant to the OpCo LLC Agreement, on July 2, 2025, the Issuer cancelled 28,004 OpCo Units (together with the cancellation of a corresponding number of Class B shares) held by LandBridge Holdings in lieu of the payment of a tax distribution by OpCo to the Issuer in excess of the Issuer's current income tax obligation for the three months ended June 30, 2025. LandBridge Holdings did not receive any consideration for the cancellation of these shares.

Pursuant to the OpCo LLC Agreement, on September 8, 2025, the Issuer cancelled 119,987 OpCo Units (together with the cancellation of a corresponding number of Class B shares) held by LandBridge Holdings in lieu of the payment of a tax distribution by OpCo to the Issuer in excess of the Issuer's current income tax obligation for the three months ended September 30, 2025. LandBridge Holdings did not receive any consideration for the cancellation of these shares.

Except as set forth above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, has effected any transaction in Class A shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Opco Unit Redemption
On November 11, 2025, in connection with the Offering LandBridge Holdings delivered an initial notice of redemption to the Issuer. LandBridge Holdings received 2,500,000 Class A shares in exchange for 2,500,000 Opco Units and a corresponding number of shares of Class B shares.

Underwriting and Lock-Up Agreement
LandBridge Holdings agreed to sell to the Underwriter, and the Underwriter agreed to purchase from LandBridge Holdings, the Class A shares in the Offering, at a purchase price of $70.00 per share, pursuant to, and subject to the terms and conditions of the Underwriting Agreement.

In connection with the Offering, on November 17, 2025, each Reporting Person named herein and certain other individuals each entered into a lock-up agreement (the "Lock-Up Agreement," and collectively, the "Lock-Up Agreements") with the Underwriter. Each Lock-Up Agreement provides that each Reporting Person will not offer, sell, contract to sell or otherwise transfer or dispose of, any Class A shares, without, in each case, the prior written consent of the Underwriter, for a period of 60 days after the date of consummation of the 2025 Sale (subject to certain exceptions specified in the Lock-Up Agreements).

Offering Option to Purchase
On November 17, 2025, in connection with the Offering, LandBridge Holdings granted to the Underwriter a 30-day option to purchase up to an additional 375,000 Class A shares, at a price per share of $70.00, to cover sales by the Underwriter in the initial offering of the Class A shares or in the open market.

Item 6 is hereby amended by adding the following:

The descriptions of the Underwriting Agreement and Lock-Up Agreement set forth above in this Item 6 do not purport to be complete and such descriptions are qualified in their entirety by reference to the full text of such documents, which documents are included as Exhibit 99.1 and 99.2, respectively, to this Schedule 13D and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Underwriting Agreement, dated November 17, 2025, (incorporated by reference to Exhibit 1.1 to LandBridge Company LLC's Current Report on Form 8-K filed with the SEC on November 19, 2025)

Exhibit 99.2 Form of Lock-Up Agreement

## Signatures
- LandBridge Holdings LLC: /s/ Jason Long, Jason Long, Chief Executive Officer (11/20/2025)
- Five Point Energy Fund II AIV-VII LP: By: Five Point Energy GP II LP, its general partner, By: Five Point Energy GP II LLC, its general partner, /s/ David N. Capobianco, David N. Capobianco, Sole Member (11/20/2025)
- Five Point Energy Fund III AIV-VIII LP: By: Five Point Energy GP III LP, its general partner, By: Five Point Energy GP III LLC, its general partner, /s/ David N. Capobianco, David N. Capobianco, Sole Member (11/20/2025)
- Five Point Energy Fund GP II LP: By: Five Point Energy GP II LLC, its general partner, /s/ David N. Capobianco, David N. Capobianco, Sole Member (11/20/2025)
- Five Point Energy GP III LP: By: Five Point Energy GP III LLC, its general partner, /s/ David N. Capobianco, David N. Capobianco, Sole Member (11/20/2025)
- Five Point Energy GP II LLC: /s/ David N. Capobianco, David N. Capobianco, Sole Member (11/20/2025)
- Five Point Energy GP III LLC: /s/ David N. Capobianco, David N. Capobianco, Sole Member (11/20/2025)
- David N. Capobianco: /s/ David N. Capobianco, David N. Capobianco (11/20/2025)